UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       HERRON, HAROLD F.

       877 NORTH 8TH WEST
       RIVERTON,   WY    82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       CRESTED CORP.
       (CBAG)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
      MAY 31, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.001 Par Value Common |N/A   |    | |NONE              |   |N/A        |6,932              |D     |                           |
Stock                      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 Par Value Common |05/01/|J (a| |53,885            |   |$0.27      |                   |I (c) |By USE                     |
Stock                      |01    |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 Par Value Common |05/25/|J (b| |6,666,666         |   |$0.45      |12,020,848         |I (c) |By USE                     |
Stock                      |01    |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 Par Value Common |N/A   |    | |NONE              |   |N/A        |60,000             |I (d) |By Plateau                 |
Stock                      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 Par Value Common |05/01/|J (a| |53,885            |D  |$0.27      |-0-                |I (e) |By Ruby                    |
Stock                      |01    |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.001 Par Value Common |N/A   |    | |NONE              |   |N/A        |3,885              |I (f) |By NWG                     |
Stock                      |      |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Form 4 for May 31,
2001.
(a) Shares previously held by Ruby Mining Company surrendered to U.S. Energy Corp. ("USE") for payment of debt.
(b)    Shares issued as payment for
debt.
(c)    Consists of shares held by U.S. Energy Corp. ("USE"), the parent of
Crested Corp. ("Crested").   The
Reporting Person is a director and officer of USE. Pursuant to SEC Rule 16a-1(a)(2), information on USE is not required, however, Registrant has undertaken comprehensive disclosure and reports shares held by USE as indirectly owned by the Reporting Person. The Reporting Person is not a controlling shareholder and does not have a pecuniary interest in the Crested shares held by USE under Rule 16a-1(a)(2)(iii) and disclaims any beneficial interest in the Crested shares held by
USE.
(d)    Consists of shares held by Plateau Resources Limited, a wholly-owned
subsidiary of USE.   The Reporting
Person is a director and officer of Plateau. Pursuant to SEC Rule 16a-1(a)(2), information on Plateau is not required, however, Registrant has undertaken comprehensive disclosure and reports shares held by Plateau as indirectly owned by the Reporting Person. The Reporting Person is not a controlling shareholder and does not have a pecuniary interest in the Crested shares held by Plateau under Rule 16a-1(a)(2)(iii) and disclaims any beneficial interest in the Crested shares held by
Plateau.
(e) Consists of shares held by Ruby Mining Company, formerly a majority-owned subsidiary of USE. The
Reporting Person is a director of Ruby. Pursuant to SEC Rule 16a-1(a)(2), information on Ruby is not required, however, Registrant has undertaken comprehensive disclosure and reports shares held by Ruby as indirectly owned by the Reporting Person. The Reporting Person is not a controlling shareholder and does not have a pecuniary interest in the Crested shares held by Ruby under Rule 16a-1(a)(2)(iii) and disclaims any beneficial interest in the Crested shares held by Ruby.
(f) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USE. The Reporting Person is the sole director of NWG. Pursuant to SEC Rule 16a-1(a)(2), information on NWG is not required, however, Registrant has undertaken comprehensive disclosure and reports shares held by NWG as indirectly owned by the Reporting
Person. The Reporting Person is not a controlling shareholder and does not have a pecuniary interest in the
Crested shares held by NWG under Rule 16a-1(a)(2)(iii) and disclaims any beneficial interest in the Crested shares held by
NWG.
SIGNATURE OF REPORTING PERSON
   /s/    HAROLD F. HERRON
DATE
    JUNE 8, 2001